UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-45056

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Banorte-IXE Securities International, Ltd.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5075 Westheimer Rd, Suite 975W
(No. and Street)

Houston	TX	77056
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jorge Ibarra	713-980-4612	jibarra@banortesecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Pannell Kerr Forster of Texas, P.C.
(Name – if individual, state last, first, and middle name)

5847 San Felipe St 2600	Houston	TX	77057
(Address)	(City)	(State)	(Zip Code)

10/16/2003	342
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jorge Ibarra _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Banorte-IXE Securities International, Ltd. _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



AIDEE A FLORES
Notary Public, State of Texas
Comm. Expires 06-14-2025
Notary ID 13318048-5

Signature: _____

Title: COO

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BANORTE-IXE SECURITIES INTERNATIONAL, LTD.
(An indirect wholly-owned subsidiary of Casa de Bolsa Banorte-IXE, S.A. de C.V.)
(S.E.C. I.D. No. 8-45056)

FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2023
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
****

This report is deemed PUBLIC.

BANORTE-IXE SECURITIES INTERNATIONAL, LTD.
(An indirect wholly-owned subsidiary of Casa de Bolsa Banorte-IXE, S.A. de C.V.)

Table of Contents
December 31, 2023



PANNELL
KERR
FORSTER
OF TEXAS, P.C.

5847 San Felipe St., Suite 2600
Houston, Texas 77057-3000
Ph: (713) 860-1400
Fax: (713) 355-3909
www.PKFTexas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Banorte-IXE Securities International, Ltd.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Banorte-IXE Securities International, Ltd. (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Banorte-IXE Securities International, Ltd. as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Banorte-IXE Securities International, Ltd.'s management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Banorte-IXE Securities International, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and ,performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Pannell Kerr Forster of Texas, P.C.

We have served as Banorte-IXE Securities International, Ltd.'s auditor since 2022.

Houston, Texas
March 8, 2024

 Member of PKF International Limited,
a network of legally independent firms.

BANORTE-IXE SECURITIES INTERNATIONAL, LTD.
(An indirect wholly-owned subsidiary of Casa de Bolsa Banorte-IXE, S.A. de C.V.)

Statement of Financial Condition
As of December 31, 2023

Assets

Cash	$1,893,323
Cash Equivalents	$6,932,090
Due from Clearing Broker (Note 3)	$1,230,870
Accounts Receivable - net	$44,949
Due from Related Parties (Note 4)	$384,943
Furniture, Equipment, Software and Leasehold Improvements - net	$1,956,290
Income Tax Prepaid (Note 7)	$289,096
Right of Use Assets - net (Note 8)	$819,169
Prepaid Expenses	$129,865
Deferred Income Tax	$281,554
Security Deposits	$94,235
Total Assets	$14,056,382

Liabilities and Stockholder's Equity

Liabilities

Accounts Payable and Accrued Expenses	$1,257,285
Due to Related Parties (Note 4)	$267,631
Lease Liability (Note 8)	$973,220
Total Liabilities	$2,498,137

Stockholder's Equity

Common Stock (no par value, 200 shares authorized, 50 shares issued and outstanding)	$500
Additional Paid-in Capital	$11,668,578
Retained Earnings	($110,832)
Total Stockholder's Equity	$11,558,246
Total Liabilities and Stockholder's Equity	$14,056,382

The accompanying notes are an integral part of these financial statements.

BANORTE-IXE SECURITIES INTERNATIONAL, LTD.
(An indirect wholly-owned subsidiary of Casa de Bolsa Banorte-IXE, S.A. de C.V.)

Notes to Financial Statement
For the Year Ended December 31, 2023

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Banorte-IXE Securities International Ltd. (the "Company"), an indirect wholly-owned subsidiary of Casa de Bolsa Banorte-IXE, S.A. de C.V. ("Bolsa"), is a New York corporation which was organized in February 1992 and commenced operations in August 1993. The Company trades in U.S. securities as well as some foreign corporate bonds and mutual funds, primarily on the New York stock exchange and the over-the-counter markets. The Company is an introducing broker-dealer.

All domestic and foreign securities transactions are cleared through clearing brokers or custodians on a fully disclosed basis and, accordingly, the Company does not carry securities accounts for these customers or perform custodial functions relating to their securities. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investors Protection Corporation ("SIPC").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and approved by management.

The significant accounting policies followed in the preparation of the financial statements on a consistent basis are:

Cash and cash equivalents

The Company defines cash and cash equivalents as highly-liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business. At December 31, 2023 substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value.

Fixed assets

Furniture, equipment, software and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Furniture, equipment and software are depreciated on a straight-line basis over the estimated useful life of three to ten years. Leasehold

improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying lease.

Securities transactions

Securities transactions of the Company and the related revenues and expenses are recorded on a trade-date basis. Securities owned are stated at market value. Net realized and unrealized gains and losses are reflected in trading in the statement of operations. As of December 31, 2023, there were no investments held for propriety trading and propriety trading was minimal for the year ended December 31, 2023.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the reporting period. Actual results could differ from those amounts. Significant estimates include corporate taxes, performance bonuses, and other accrued expenses.

Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at rates of exchange throughout the year. Gains or losses resulting from foreign currency transactions are included in the statement of operations.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes is comprised of federal taxes based upon income; state and local taxes on a combined capital base.

ASC 740-10-25 prescribes a comprehensive model of how companies should recognize, measure, present and disclose uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740-10-25, the Company shall initially recognize tax positions in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. The Company shall initially and subsequently measure such tax positions as the

largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. The Company has reviewed and evaluated the relevant technical merits of each of its tax positions and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company as of December 31, 2023.

3. DUE FROM CLEARING BROKER

Receivables from clearing brokers consist primarily of cash balances held at clearing brokers accounts and commissions earned from securities transactions. Pursuant to the clearing agreements with Pershing LLC ("Clearing Broker"), the Company introduces all of its customers' securities transactions to its clearing broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which may sustain from conducting securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company monitors collateral in the customers' accounts. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin ("clearing deposit"). Interest is paid monthly on these cash deposits at the average overnight repurchase rate.

As of December 31, 2023, the Company had a receivable from the Clearing Broker of $1,230,870 which $250,000 serves as the clearing deposit with the remainder representing commissions earned from securities transactions.

4. RELATED-PARTY TRANSACTIONS

The Company has an agreement with its parent company Casa de Bolsa Banorte-IXE, S.A. de C.V. for the use of certain Institutional Referral services. The agreement is based on costs plus a percentage mark up on expense. This results in a charge to the Company if revenue as defined exceeds the costs plus the percentage as calculated.

During the year ended December 31, 2023, the calculation did not result in the Company accruing any service fee. It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

As of December 31, 2023, the Company did not carry a balance with its parent company Casa de Bolsa Banorte-IXE, S.A. de C.V. for the use of such Institutional Referral services.

The Company also has informal cost sharing arrangements with its parent company Banorte Securities Holdings International Inc., as well as with sister company Banorte Asset Management Inc.

Detail of related party transactions derived from the arrangements and balances are as follows:

Related Companies:	2023
Accounts Receivable	
Banorte Asset Management Inc.	$384,943
Total Receivable-related	**$384,943**
Accounts Payable	
Banorte Securities Holdings International Inc.	$267,631
Total Payable-related	**$267,631**

5. EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) plan for the benefit of its employees. All eligible employees, as defined, may elect to contribute to the plan. The Company matches 100% up to the first 10% of the amount contributed by each employee. The Company's contribution was $234,460 for the year ended December 31, 2023.

6. FURNITURE, EQUIPMENT, SOFTWARE, VEHICLES AND LEASEHOLD IMPROVEMENTS

Details of furniture, equipment, software, vehicles, and leasehold improvements are as follows:

	2023	Useful Life
Equipment	$1,557,752	3-10 years
Furniture and fixtures	$716,573	3-10 years
Leasehold improvements	$2,255,043	15 years
Vehicles	$47,677	3-10 years
Software cost	$424,938	3-10 years
Software development in progress cost	$1,714,080	3-10 years
	$6,716,063	
Less: accumulated depreciation and amortization	($4,759,773)	
Total net	**$1,956,290**	

Depreciation expenses related to furniture, equipment, software, vehicles, and leasehold improvements for the year ended December 31, 2023, were $425,091.

7. INCOME TAXES

The provision for income taxes for the period ended December 31, 2023, consists of the following:

Deferred Tax Assets	
Property and equipment	$255,695
ROU Liability	$206,003
Total Deferred Tax Assets	**$461,698**
Deferred Tax Liabilities	
ROU Asset	($172,740)
Other	($7,404)
Total Deferred Tax Liabilities	**($180,144)**
Net Deferred Tax Asset (Liability)	**$281,554**

The Company has $289,096 in federal prepaid taxes at December 31, 2023.

The Company files Federal income tax, and Texas franchise tax returns as a C corporation. Generally, the Company is no longer subject to income tax examination by major taxing authorities for the years before 2018. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income amount, the relevant tax jurisdictions, and compliance with U.S. federal, state, and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will change materially over the next twelve months.

8. COMMITMENTS AND CONTINGENCIES

The Company is a lessee in a noncancelable operating lease for office space subject to ASC 842, The lease agreements do not include a termination or renewal option for either party, or restrictive financial or other covenants.

Amounts reported in the Statement of Financial Condition as of December 31, 2023, are as follows:

Operating leases:

Right-of-use assets - net	$819,169
Lease liabilities	$973,220

Maturities of lease liabilities under the noncancelable operating leases as of December 31, 2023, are as follows:

2024	$314,810
2025	$252,928
2026	$224,626
2027	$230,740
2028	$22,609
Total	$1,045,712
Less Discount:	$72,492
Total Lease Liability:	**$973,220**

Other information as of December 31, 2023

The discount rate used for the lease present value calculations is its incremental borrowing rate ("IBR") at the leases' commencement dates. The Company's IBR represents the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The lease's implicit rate was not readily determinable. The weighted average rent for the remaining years on the leases is $27,035. The weighted average discount rate is $23,252 for the years left on the leases.

The Company's New York office space lease agreement ended in October 2022. The certificate of deposit of $392,215 pledged to the lessor as collateral for the lease agreement was cancelled in November 2022. The funds were deposited in a 12-month CD, with a maturity date of February 2023 at which point they were deposited in the Company's bank accounts.

Other commitments

In the normal course of business, the Company's clearing broker is exposed to the risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts. The clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The Company has no maximum amount and believes there is no estimable amount because this right applies to all trades executed through the clearing broker and would be based on the future non-performance of one or more clearing brokers. At December 31, 2023, the Company has not recorded any liabilities with regard to the right. The Company has the ability to pursue collection from or performance of the counterparty.

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2023, or during the year then ended.

9. OFF-BALANCE-SHEET RISK AND CONCENTRATION RISK

A portion of the Company's assets are held at a clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill these obligations.

Financial instruments sold, but not yet purchased resulting from certain unmatched principal transactions represent obligations of the Company to purchase the specified financial instrument at the current market price. Accordingly, although these are generally short-term in nature, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to purchase financial instruments sold, but not yet purchased, may exceed the amount recognized in the Statement of Financial Condition. At December 31, 2023, the Company did not have any financial instruments sold, but not yet purchased.

The Company maintains cash balances at a regulated financial institution in excess of FDIC-insured limits of $250,000. However, the Company does not believe that these amounts are exposed to significant risk and will consider taking steps to address the change in risk in the future.

10. FAIR VALUE MEASUREMENT

As defined in ASC 820-10, Fair Value Measurements and Disclosures defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820-10, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs, other than quoted prices included in Level 1, are either directly or indirectly observable, for the asset or liability.

Level 3 – Unobservable inputs reflect management's best assumptions of what market participants would use in pricing the asset or liability at the measurement date. The unobservable inputs should be developed based on the best information available in the circumstances and may include the company's own data.

An instrument's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation.

As of December 31, 2023, financial instruments owned by the Company primarily consist of cash and cash equivalents and are classified as Level 1. No Level 2 or Level 3 assets were owned by the Company as of December 31, 2023.

11. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (the "Rule") and has elected to compute its net capital under the Basic Method of this Rule. This Rule requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2023, the Company had net capital of $7,189,054 which was $7,064,120 in excess of its required net capital of $124,933. The Company's aggregate indebtedness to net capital ratio was 0.26 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii). All customer transactions are cleared on a fully disclosed basis through a clearing broker.

12. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

13. GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2023, or during the year then ended.

14. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ended December 31, 2023, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and in all cases, implementation would not have a material impact on the financial statements taken as a whole.